UBS Global Asset Management	UBS Global Asset Management

1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

April 26, 2011

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:SMA Relationship Trust (the “Trust”)
File Nos. 333-104218; 811-21328

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 19/21 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2011, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to add two new series of the Trust, designated Series G and Series S (each a “Fund,” and together, the “Funds”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.Comment.  Please confirm in your response to these comments whether the Funds intend to use summary prospectuses in accordance with Rule 498 under the 1933 Act.

Response.  The Funds do not intend to use summary prospectuses.

2.Comment.  With respect to the third paragraph under the heading “Principal Strategies – Principal Investments,” and the “Derivatives risk” under the heading “Main risks” in the Fund Summary section of Series G’s prospectus, please review the adequacy of this disclosure in light of the guidance provided in the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”) and enhance such disclosure as necessary.

Response.  The Fund has reviewed the adequacy of its derivatives-related disclosure in its Prospectus in light of the SEC guidance provided in the ICI Letter and believes that the disclosure appropriately describes the derivatives in which the Fund invests, the purposes for which such derivatives are used, and the risks of the Fund’s use of such instruments.

3.Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax deferred distributions may be subject to tax at a later time.

Response.  The requested addition has not been made as the Funds believe that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

4.Comment.  Please include the information required by Item 8 of Form N-1A, “Financial Intermediary Compensation,” if applicable.

Response.  Neither the Funds nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services; therefore, the Item 8 disclosure has not been added to the Fund Summary section of the Prospectus.

Statement of Additional Information

5.Comment.  With respect to the second paragraph under the heading “Trustees and officers, principal holders and management ownership of securities” and the sub-heading “Board of Trustees-Trustee qualifications,” please revise the disclosure that discusses the specific qualifications of each Trustee so that the disclosure describes each Trustee’s attributes, skills and experience individually by Trustee.

Response.  We have not revised this disclosure as the Funds believe that the disclosure and the information in the Independent Trustees’ biography table below it adequately addresses each Trustee’s specific attributes, skills and experience.  The Funds believe that splitting the disclosure for each Trustee would make the disclosure repetitive and hard to read for shareholders.

6.Comment.  Revise the heading of the last column of the “Independent Trustees” table under the heading “Trustees and officers, principal holders and management ownership of securities” to state that the disclosure is provided for the last five years.

Response.  The heading has been revised as requested.

7.Comment.  Please confirm that the information to be provided for each Trustee in the second column of the Trustee Compensation table under the heading “Trustees and officers, principal holders and management ownership of securities” will be provided by Fund, not for the Trust as a whole.

Response.  None of the Trustees own shares of either Fund; therefore, “None” is provided for each Trustee.  However, the Funds understand that such information, if applicable, should be provided on a Fund-by-Fund basis.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
SMA Relationship Trust